UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-32504

TREEHOUSE FOODS, INC.
(Exact name of registrant as specified in its charter)

2021 Spring Road
Suite 600, Oak Brook, IL 60523
(708) 483-1300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: one*
* On February 11, 2026, pursuant to the Agreement and Plan of Merger, dated as of November 10, 2025, by and among Industrial F&B Investments II, Inc., a Delaware corporation (“Parent”), Industrial F&B Investments III, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and TreeHouse Foods, Inc., a Delaware corporation (“Company”), Merger Sub merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, TreeHouse Foods, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TreeHouse Foods, Inc.

Date: February 23, 2026	By:	/s/ Kristy N. Waterman
	Name:	Kristy N. Waterman
	Title:	Executive Vice President, Chief Human Resources Officer, General Counsel, and Corporate Secretary